FORM C – Regulation Crowdfunding
HARRISON-ROSS FUNERAL HOME INC.
Up to $1,000,000.00 Offering
June 23, 2025
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer
HARRISON-ROSS FUNERAL HOME INC.

Legal status of issuer
Form: Corporation
Jurisdiction of Incorporation/Organization: California
Date of organization: 07/12/1957

Physical address of issuer
1839 E FIRESTONE BLVD
LOS ANGELES, CA 90001

Phone
323-584-1230

Email
chip@harrisonross.com

EIN
95-2087966

CIK number of issuer
0002042357

Website of issuer
https://harrisonross.com

Is there a Co-issuer? No

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Name of intermediary through which the Offering will be conducted
NETCAPITAL FUNDING PORTAL INC.

CIK number of intermediary
0001669191

SEC file number of intermediary
007-00035

CRD number, if applicable, of intermediary
283596

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will be utilized
Boston Private Bank and Trust Company

Type of security offered
Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$10.00 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
    Yes
    No

Oversubscriptions will be allocated:
    Pro-rata basis
    First-come, first-served basis
    Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to investors promptly by the qualified third party escrow agent, as required by 17 CFR § 227.303(b)(6) of Regulation Crowdfunding.

Current number of employees

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EXHIBIT A – Certified Financials of a Company Officer
[View Full Document](#ExhibitA)

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Assets:		
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Liabilities and Equity:		
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Note: This table provides select financial data based on barter transactions where assets (e.g., prepaid expenses, marketable securities) are balanced by equity issued for services. A complete certified balance sheet, income statement, and cash flow statement, certified by the Company President, are attached as part of [Exhibit A](#ExhibitA).

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June 23, 2025
FORM C

Up to $1,000,000.00
HARRISON-ROSS FUNERAL HOME INC.

HARRISON-ROSS FUNERAL HOME INC.
Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by HARRISON-ROSS FUNERAL HOME INC., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities-The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities. Investors' funds will be held by the qualified third party escrow agent, Boston Private Bank and Trust Company, and will be returned promptly if the target offering amount is not met, per 17 CFR § 227.303(b)(6).

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	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.00	$10.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) NETCAPITAL FUNDING PORTAL INC. will receive 5% of the amount raised in connection with the Offering.

The date of this Form C is June 23, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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RISK FACTORS AND DISCLAIMERS
THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR

ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SPECIAL NOTICE TO FOREIGN INVESTORS
IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS
IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT
BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

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Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial reporting performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

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Table of Contents
Page 8

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SUMMARY
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HARRISON-ROSS FUNERAL HOME INC. (the "Company") is a California Corporation, formed on 07/12/1957.
The Company is located at 1839 E FIRESTONE BLVD, LOS ANGELES, CA 90001.
The Company's website is https://harrisonross.com
The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
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At HARRISON-ROSS FUNERAL HOME INC., we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

Our services include:

- Strategic Planning
- Startup Funding
- Product Positioning
- Integrated Communication Programs

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start. Our goal is to build a social media broadcasting network to enhance our platform's reach and engagement.

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The Offering
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Item	Amount/Description
Common Stock being offered	10,000 (minimum) to 100,000 (maximum)
Total Common Stock outstanding after Offering	1,100,000 (if fully subscribed, 1,200,000)

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Purchase price per Security	$10.00
Minimum investment amount per investor	$10.00
Offering deadline	December 1, 2025
Use of proceeds	See the description of the use of proceeds on page 16.
Voting Rights	One vote per share. See page 23.

RISK FACTORS
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Risks Related to the Company's Business and Industry
- Early-Stage Company and Limited Operating History
- Network Marketing Model Risks
- Dependence on Key Personnel
- Regulatory Risks
- Competition
- Economic Conditions
- Reliance on Technology
- Intellectual Property Risks
- Uncertainty of Future Financial Results
- Legal and Litigation Risks
- Barter Revenue Recognition Risk: Our accounting model includes barter transactions where equity is issued in exchange for marketing labor or media exposure. While we believe this structure meets GAAP under fair value inputs per ASC 845, it may require reclassification in future audits or regulatory reviews. Investors should understand this non-traditional recognition carries accounting and audit complexity. Barter revenue is recognized under ASC 845 and GAAP, and stock exchanges or trading are permitted under SEC rules allowing "cash or other consideration" (17 CFR § 227.303(e)(2), § 230.405, § 230.506(c)(1)(i), § 230.251(b)), including services, property, or deferred compensation (e.g., cash equivalents, tangible/intangible property, performance-based compensation, deferred compensation, loans), as defined in Rule 405 of Regulation C and exempt from registration under Rule 701).
- [SOCIAL_MEDIA_BROADCASTING_PLATFORM_NAME] Adoption Risk: The [SOCIAL_MEDIA_BROADCASTING_PLATFORM_NAME] is central to our business model. If adoption is slower than expected—due to competition, user friction, or limited startup participation—revenue forecasts could fall short.
- Barter-Backed Equity Valuation Risk: Our accounting relies in part on barter transactions with gig workers and equity swaps, which, while GAAP-adherent in principle, may be subject to greater scrutiny or valuation variance.
- Platform Adoption Risk: The effectiveness of our affiliate network depends on rapid adoption and measurable engagement by both influencers and partner startups. Delays in traction could reduce monetization efficiency.
- Dilution Risk: Continued issuance of shares at $100 per task via the Sweat Equity app may dilute the value of shares purchased at $10 through this offering, potentially affecting the anticipated return.

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Risks Related to the Securities
Page 11

- The Common Stock will not be freely tradable until one year from the initial purchase date.
- There is not now and may never be a public market for the Common Stock.
- No governmental agency has reviewed or passed upon this Offering.
- No guarantee of return on investment.
- Ownership is concentrated among a small number of owners.
- Your ownership will be subject to dilution.
- The Securities are equity interests and not indebtedness.
- No assurance of liquidity.
- No anticipated cash dividends for the foreseeable future.

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- The Company may extend or end the Offering early.
- You should be aware of the long-term nature of this investment.
- The price is arbitrarily set.
- Liquidity Risk: As our securities are restricted for one year under Regulation CF and there is currently no secondary market, investors should not expect early liquidity or resale.

FREQUENTLY ASKED QUESTIONS
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Q: When can I cash out my stock?
A: You can sell your shares as soon as we list on NASDAQ through our direct listing process, as permitted under NASDAQ Rule IM-5315-1, approved by the SEC, allowing immediate trading on the first day.

Q: What happens if you don't raise enough money?
A: If we do not raise the full amount needed for NASDAQ listing fees, the qualified third party escrow agent will promptly return your funds, as required by 17 CFR § 227.303(b)(6) of Regulation Crowdfunding.

Q: Why do you believe you can make the listing standards of NASDAQ MVLS?
A: We believe we can meet the NASDAQ Market Value Listing Standard (MVLS)

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